CHICAGO STEAK COMPANY, INC.

Unaudited Financial Statements for the Year Ended December 31, 2018

April 17, 2020

Chicago Steak Company, Inc.
Balance Sheet
As of December 31, 2018

ASSETS	2018
CURRENT ASSETS	
Cash and cash equivalents	1,019,592
TOTAL CURRENT ASSETS	1,019,592
NON-CURRENT ASSETS	
Property and equipment, net	66,420
TOTAL NON-CURRENT ASSETS	66,420
TOTAL ASSETS	**1,086,011**
LIABILITIES AND EQUITY	
CURRENT LIABILITIES	
Accounts Payable	914,021
Accrued Expenses	54,380
Loan - credit line	21,791
Payroll Liabilities	9,421
TOTAL CURRENT LIABILITIES	999,614
LONG-TERM LIABILITIES	
Loan Payable	67,086
TOTAL LONG-TERM LIABILITIES	67,086
TOTAL LIABILITIES	**1,066,700**
EQUITY	
Common Stock	253,260
Additional paid-in capital	80,297
Retained Earnings (Deficit)	(314,245)
TOTAL EQUITY	**19,312**
TOTAL LIABILITIES AND EQUITY	**1,086,011**

Chicago Steak Company, Inc.
Income Statement
For the Year Ending December 31, 2018

	2018
Operating Income	
Sales	3,202,193
Cost of Goods Sold	2,120,037
Gross Profit	**1,082,157**
Operating Expense	
General and Administrative	1,054,266
Net Operating Income	**27,891**
Other (Income) Expense	
Amortization Expense	4,993
Depreciation Expense	116
Non-Deductible penalties	595
Net Income	**$ 22,187**